Exhibit 99.2

IFRS INR Press Release

Infosys Announces Results for the Quarter and Year ended March 31, 2014

FY 14 revenue growth doubled to 11.5% in USD terms; increased to 24.2% in INR terms;

Q4 operating margins expand 50 bps sequentially to 25.5%;

Dividend pay-out ratio increased to 40% of post-tax profits;

FY 15 revenues expected to grow 7%-9% in USD terms; 5.6%-7.6% in INR terms

Bangalore, India – April 15, 2014

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the year and quarter ended March 31, 2014

Year ended March 31, 2014

•	Revenues were 50,133 crore for the year ended March 31, 2014 YoY growth was 24.2%
•	Net profit was 10,648 crore for the year ended March 31, 2014 YoY growth was 13.0%
•	Earnings per share (EPS) was 186.35 for the year ended March 31, 2014 YoY growth was 13.0%

Quarter ended March 31, 2014

•	Revenues were 12,875 crore for the quarter ended March 31, 2014 QoQ decline was 1.2% YoY growth was 23.2%
•	Net profit was 2,992 crore for the quarter ended March 31, 2014 QoQ growth was 4.1% YoY growth was 25.0%
•	Earnings per share (EPS) was 52.36 for the quarter ended March 31, 2014 QoQ growth was 4.1% YoY growth was 25.0%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were 30,251 crore as on March 31, 2014 versus 27,440 crore as on December 31, 2013 and 23,958 crore as on March 31, 2013
•	The Board of Directors recommended a final dividend of 43 per share for fiscal 2014. The Register and Share Transfer Books of the Company will be closed from May 31, 2014 to June 14, 2014 (both days inclusive)
•	The Company’s current policy is to pay dividends up to 30% of post-tax profits. The Board has decided to increase the dividend pay-out ratio to up to 40% of post-tax profits effective fiscal 2014

Other highlights:

•	Infosys and its subsidiaries added 50 clients during the quarter and 238 during the year
•	Gross addition of 10,997 employees during the quarter and 39,985 during the year by Infosys and its subsidiaries
•	160,405 employees as on March 31, 2014 for Infosys and its subsidiaries

“I am pleased that we have been able to double our growth rate for the full year compared to last year, though performance in the last quarter of FY 14 has been disappointing.” said S. D. Shibulal, CEO and Managing Director. “We have guided for a revenue growth of 7%-9% next year and remain firmly focused on building the growth momentum by making all the necessary investments in our business.”

“Our cash and cash equivalents crossed 30,000 crore during the quarter. We have increased the dividend payout ratio to up to 40% of post-tax profits effective FY 14 to enhance returns for our shareholders.” said Rajiv Bansal, Chief Financial Officer.

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2015, under IFRS is as follows:

•	Revenues are expected to grow 5.6%-7.6%

* Conversion 1 US$ = 60.00

Business Highlights

•	Large outsourcing agreements signed with enterprises across Energy, Communications, Financial Services, Government and Healthcare sectors. Selected by Volvo Cars as a strategic supplier to provide application development services for its global operations. Won an outsourcing deal from a large European bank to manage its overall Applications Portfolio.
•	Extended our contract with District of Columbia to implement the next phase of its health insurance marketplace (DC Health Link). This includes modernizing its legacy eligibility system and additional health and social programs.
•	Engaged by a top healthcare solution provider to enhance its flagship revenue cycle management product and help its customers comply with regulatory requirements.
•	Chosen by a French global manufacturing conglomerate to build an Agricultural Research Tool for its coffee platform and help the company monitor and report data around production and usage metrics.
•	Signed a 3-year contract to extend digital marketing support worldwide under a managed services model for a global grocery manufacturing and processing conglomerate.
•	Sustained business momentum across advanced technology solutions with 20 new deals signed for Cloud and Big Data offerings; 15 new deals signed for mobility offerings and 12 new deals signed for Engineering Services.
•	Continued expansion of Infosys Finacle™ globally with 7 new wins and 11 go-lives at banks across Europe, South America, Africa, Middle East and Asia Pacific.
•	Set up a 100 seat delivery center in Araraquara, Brazil to provide SAP Application Management services to Citrosuco, the world’s leading orange juice producer.
•	Commenced work on 4 new campuses in the Indian cities of Indore, Mohali, Noida and Nagpur.
•	Applied for 18 unique patent applications in India and the USA during the fourth quarter, adding to a total of 541 patent applications undergoing various stages of patent prosecution in India, the U.S. and other jurisdictions. Granted 153 patents by the United States Patent and Trademark Office, 3 patents by the Luxembourg Patent Office and 1 patent by the Australian Patent Office.

Awards and Recognition

•	Ranked as a
o	Leader in The Forrester Wave™: Oracle Application Services Providers, Q1 2014 report
o	Leader in The Forrester Wave™: North American Applications Outsourcing, Q1 2014 report
o	Leader in The Forrester Wave™: EMEA Applications Outsourcing Services, Q1 2014 report
•	Inducted into the ‘Winner’s Circle’ of the 2014 Enterprise Mobility Services Blueprint Report by leading analyst firm HfS Research
•	Infosys ReachOut and Infosys Cloud Ecosystem Hub solutions selected by Northern Virginia Technology Council (NVTC) for their Destination Innovation event at The Washington Post headquarters
•	Infosys Finacle honored with the XCelent Customer Base Award for Finacle’s sales performance in Asia-Pacific and Western Europe
•	Infosys Finacle rated as a ‘Best-in-Class’ provider by CEB TowerGroup in its report titled ‘Core Banking Systems for the Large Bank Market’

Board Changes

The Board appointed Ms. Carol M Browner as an Additional Director of the Company. Her appointment shall be effective on the date Ms. Browner receives her Director Identification Number from the Ministry of Corporate Affairs

Ms. Carol M. Browner served as Director of the White House Office of Energy and Climate Change Policy in the Obama administration from 2009 to 2011.  She serves as a Distinguished Senior Fellow at the Center for American Progress and as Counselor to the Albright Stonebridge Group.  Ms. Browner previously served as Administrator of the Environmental Protection Agency (EPA) during the Clinton administration from 1993 to 2001 and was the longest-serving administrator in the history of the EPA. She graduated from the University of Florida and the University of Florida College of Law. Ms. Browner headed the Florida Department of Environmental Regulation from 1991 to 1993. Earlier in her career, she worked in the Florida House of Representatives and served as legislative assistant to US Senators Lawton Chiles and Al Gore. She serves as director and advisor to several non-profits and private companies, including as director on the boards of Bunge Limited, Center for American Progress and as chair of the Board for the League of Conservation Voters, as advisor to Harvest Power and Opower, as Commissioner of the Global Oceans Commission.

Welcoming Ms. Browner, Chairman, Mr. N. R. Narayana Murthy said, “I am delighted to welcome Ms. Carol Browner to our Board. Carol’s global expertise in environmental policy and law, including her distinguished service in the US government, brings a wealth of experience to our Board. Carol’s addition will enrich the quality of debate and deliberation in our Board.”

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US $8.2B in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended December 31, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 3373 Sarah_Gideon@Infosys.com	Tara Kozak-Lindsay, Golin Harris for Infosys +1 (212) 373 6020 TKozakLindsay@GolinHarris.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	March 31, 2014	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	25,950	21,832
Available-for-sale financial assets	2,197	1,739
Investment in Certificates of deposit	859	–
Trade receivables	8,351	7,083
Unbilled revenue	2,811	2,435
Prepayments and other current assets	2,636	2,123
Derivative financial instruments	215	101
Total current assets	43,019	35,313
Non-current assets
Property, plant and equipment	7,887	6,468
Goodwill	2,157	1,976
Intangible assets	342	368
Available-for-sale financial assets	1,252	394
Deferred income tax assets	656	503
Income tax assets	1,522	1,092
Other non-current assets	220	237
Total non-current assets	14,036	11,038
Total assets	57,055	46,351
LIABILITIES AND EQUITY
Current liabilities
Trade payables	173	189
Current income tax liabilities	2,187	1,329
Client deposits	40	36
Unearned revenue	660	823
Employee benefit obligations	954	614
Provisions	379	213
Other current liabilities	4,745	3,082
Total current liabilities	9,138	6,286
Non-current liabilities
Deferred income tax liabilities	64	119
Other non-current liabilities	323	149
Total liabilities	9,525	6,554
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of March 31, 2014 and March 31, 2013, respectively	286	286
Share premium	3,090	3,090
Retained earnings	43,584	36,114
Other components of equity	570	307
Total equity attributable to equity holders of the company	47,530	39,797
Non-controlling interests	–	–
Total equity	47,530	39,797
Total liabilities and equity	57,055	46,351

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

 (In crore except share and per equity share data)

	Three months ended March 31, 2014	Three months ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2013
Revenues	12,875	10,454	50,133	40,352
Cost of sales	8,117	6,802	32,141	25,280
Gross profit	4,758	3,652	17,992	15,072
Operating expenses:
Selling and marketing expenses	640	518	2,625	2,034
Administrative expenses	837	672	3,326	2,609
Total operating expenses	1,477	1,190	5,951	4,643
Operating profit	3,281	2,462	12,041	10,429
Other income, net	851	674	2,669	2,359
Profit before income taxes	4,132	3,136	14,710	12,788
Income tax expense	1,140	742	4,062	3,367
Net profit	2,992	2,394	10,648	9,421
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability / (asset)	(62)	–	(1)	–
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	(20)	6	(97)	3
Exchange differences on translation of foreign operations	(73)	(72)	311	34
Total other comprehensive income, net of tax	(155)	(66)	213	37
Total comprehensive income	2,837	2,328	10,861	9,458

Profit attributable to:
Owners of the company	2,992	2,394	10,648	9,421
Non-controlling interests	–	–	–	–
	2,992	2,394	10,648	9,421
Total comprehensive income attributable to:
Owners of the company	2,837	2,328	10,861	9,458
Non-controlling interests	–	–	–	–
	2,837	2,328	10,861	9,458

Earnings per equity share
Basic ()	52.36	41.89	186.35	164.87
Diluted ()	52.36	41.89	186.35	164.87
Weighted average equity shares used in computing earnings per equity share
Basic	57,14,02,566	57,14,02,566	57,14,02,566	57,13,99,238
Diluted	57,14,02,566	57,14,02,566	57,14,02,566	57,14,00,091

NOTE:

1. The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months and year ended March 31, 2014 have been taken on record at the Board meeting held on April 15, 2014.

2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com